SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number: 001-37821

LINE Corporation
(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome
Shinjuku-ku, Tokyo 150-8510, Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

September 29, 2017	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

LINE Corporation Establishes New Subsidiary by Company Split
(Simplified Incorporation-Type Company Split)

TOKYO--(BUSINESS WIRE)--September 29, 2017--LINE Corporation (NYSE:LN) (TOKYO:3938) (Headquarters: Shinjuku-ku, Tokyo, Japan; Representative Director and CEO: Takeshi Idezawa; the “Company”) announced that the Company has decided at the board of directors meeting held today to establish a new subsidiary, Next Library Corporation (the “New Company”), by a simplified incorporation-type company split (“the Split”) to succeed the Company’s businesses relating to the NAVER Matome related business (the “Business”).

Since this is a simplified incorporation-type company split solely involving the Company, certain information is omitted from this announcement.

1. Purpose of the Company Split

The LINE Group operates a user participation-type search service within Japan called NAVER Matome, which allows general users to create webpages by compiling images, links, and videos on a specific topic.

To accelerate the decision-making process and execution thereof for the Business, the Company has decided to convert the Business into a wholly owned subsidiary by means of a company split. Through these means, the Company aims to improve the corporate value of the entire LINE Group by promoting greater mobility for the Business and expanding beyond the NAVER Matome service to branch out into various other user-participation services.

2. Summary of the Company Split

(1) Company Split Schedule

Date of approval of the incorporation-type company split plan: September 29, 2017
Date of the Company Split: November 8, 2017 (scheduled)
Note: The Split will be performed without the approval of the general shareholders’ meeting as it fulfills the requirements for a simplified split per Article 805 of the Companies Act.

(2) Method of the Company Split

The method of the contemplated company split is a simplified incorporation-type company split, with the Company as the company to be split and the New Company as the newly established company.

(3) Allotment of Shares Related to the Company Split

The New Company will issue 10,000 shares of common stock to the Company upon completion of the Split.

(4) Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights of the splitting company

There will be no changes to the treatment of stock acquisition rights issued by the Company upon the completion of the Split.

(5) Increase or decrease of share capital upon the Company Split

There will be no increase or decrease of share capital of the Company upon the completion of the Split.

(6) Rights and Obligations to be Succeeded to the New Company

The New Company will succeed to certain rights and obligations for assets, liabilities, and contractual commitments (excluding employment contracts) pertaining to the Business.

(7) Expectation of the fulfillment of the Company's Obligations

The Company and New Company expect that there will be no issues as to the certainty of fulfilling their respective obligations upon the completion of the Split.

3. Outline of Companies Involved in the Company Split
	Splitting Company (as of June 30, 2017)	Formed and Successor Company (Planning to be established November 8, 2017)
(1) Name	LINE Corporation	Next Library Corporation
(2) Location	4-1-6 Shinjuku, Shinjuku-ku Tokyo	4-1-6 Shinjuku, Shinjuku-ku Tokyo
(3) Name and title of representative	Takeshi Idezawa, Representative Director and CEO	Takeshi Shimamura, Representative Director and CEO
(4) Business	Development of LINE business and portal business via the LINE mobile messaging app	Operation of businesses relating to the “NAVER Matome” user participation-type search service
(5) Total capitalization	79,919 million yen	100 million yen (scheduled)
(6) Date of establishment	September 4, 2000	November 8, 2017 (scheduled)
(7) Total number of issued shares	219,407,000 shares	10,000 shares (scheduled)
(8) Fiscal year end	December 31	December 31
(9) Major shareholders and ownership percentage	NAVER Corporation: 79.75% Moxley & Co. LLC: 4.48% Korea Securities Depository - Samsung: 0.96%	LINE Corporation: 100%
(10) Operating results and financial position of company subject to split for the latest fiscal year (consolidated) (Unless otherwise specified, the table is shown in units of million yen)	Fiscal year	December 2016
	Net assets attributable to owners of the parent	160,834
	Total assets	256,089
	Net assets per share (yen)	738.53
	Sales revenue	140,704
	Operating profit	19,897
	Profit before tax from continuing operations	17,990
	Profit for the year attributable to owners of the parent	6,763
	Basic profit per share (yen)	34.84

Note: Consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).

(11) Outline of Business Division to be Split

(1) Business of Division to be Split

Operation of businesses relating to the “NAVER Matome” user participation-type search service

(2) Operating Results of Business Division to be Split

Revenue for the year ended December 2016: 2,150,739 thousand yen

(3) Items and Book Values of Assets and Liabilities to be Split (As of June 30, 2017)
Asset		Liability
Item	Book value (thousand yen)	Item	Book value (thousand yen)
Current assets	534,933	Current liabilities	111,911
Fixed assets	－	Fixed liabilities	－
Total	534,933	Total	111,911

Note: Final figures for the assets/liabilities to be split will be determined by adjustment of increases and decreases accrued up to the effective date of the Split.

4. Status after the Company Split

There will be no changes to the Company’s name, location, name and title of representative, business, capital and fiscal year-end upon the completion of the Split.

5. Future Outlook

No impact on the Company's consolidated financial results for the fiscal year ending December 31, 2017 is anticipated as a result of the completion of the Split.

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the latter shall prevail.

CONTACT:
LINE Global PR
+81 3 4316 2104
dl_gpr@linecorp.co